UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 5, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cortex Pharmaceuticals, Inc.

File No. 001-16467 - CF#22380

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       Cortex Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits 10.31 and 10.31(a) to Form 10-KSB filed on October 13, 1993, as modified by reduced redactions in the same agreements, which were combined and filed as Exhibit 10.31 to Form 10-Q on February 12, 2004.

       Based on representations by Cortex Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                 Exhibit 10.31   through July 13, 2013
                 Exhibit 10.31(a)   through July 13, 2013

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                 Patti J. Dennis
                 Chief, Office of Disclosure Support